UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number: 000-49604

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ManTech International 401(k) Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

ManTech International Corporation

12015 Lee Jackson Highway

Fairfax, VA 22033-3300

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of the

ManTech International 401(k) Plan

Fairfax, Virginia

We have audited the accompanying statements of net assets available for benefits the ManTech International 401(k) Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

McLean, Virginia

June 10, 2005

MANTECH INTERNATIONAL CORPORATION

MANTECH INTERNATIONAL 401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2004 AND 2003

	December 31, 2004	December 31, 2003
ASSETS:
Investments, at fair value:
Amounts on deposit with Fidelity, and Cigna/Prudential, respectively	$185,821,826	$171,695,912
Loans receivable from participants	3,386,578	3,363,085

	189,208,404	175,058,997

Contributions receivable:
Employer	293,954	132,769
Employee	689,060	366,148

Net assets available for benefits	$190,191,418	$175,557,914

The accompanying notes are an integral part of these financial statements.

MANTECH INTERNATIONAL CORPORATION

MANTECH INTERNATIONAL 401(K) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	Year Ended December 31, 2004	Year Ended December 31, 2003
Additions to net assets:
Contributions:
Employer	$5,426,813	$4,864,673
Employee	16,858,038	14,506,646
Transferred Assets		24,977,982
Rollover of Funds	5,735,418	975,760
Net appreciation in fair value of investments	10,767,229	21,067,170
Interest	4,232,200	2,437,014

Total investment gain	14,999,429	23,504,184

Total additions	43,019,698	68,829,245

Deductions from net assets:
Withdrawals	19,551,059	19,188,033
Distributions	240,588	149,995
Administrative expenses	21,805	38,356
Assets Transferred Out	8,572,742

Total deductions	28,386,194	19,376,384

Net increase	14,633,504	49,452,861

Net assets available for benefits:
Beginning of year	175,557,914	126,105,053

End of year	$190,191,418	$175,557,914

The accompanying notes are an integral part of these financial statements.

MANTECH INTERNATIONAL CORPORATION

MANTECH INTERNATIONAL 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

NOTE 1 - DESCRIPTION OF PLAN

The following description of the ManTech International 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for more detailed information.

The Plan is a voluntary, defined contribution pension plan, subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. All employees of ManTech International Corporation (the Company), and its subsidiaries, who are on the Company’s U.S. payroll are eligible to participate in the Plan, including regular full-time employees, and part-time employees scheduled to work 20 or more hours per week. Employees who are not eligible to participate in the Plan include: (i) leased employees; (ii) employees who are employed under the terms of contracts between the Company and the United States government, unless the contracts are designated by the Company as participating in the Plan; and (iii) employees who are employed by a subsidiary or related company that has not adopted the Plan. The Company is a party to a collective bargaining agreement at two sites, the Goddard Space Flight Center and the Wallops Island Flight Facility (WFF), where some of the Company’s employees are represented by the International Brotherhood of Electrical Workers (IBEW), Local 1501. Plan eligibility and participation criteria applicable to employees working overseas or in accordance with the collective bargaining agreement may be different than criteria applicable to other Company employees.

The Plan is administered by the Board’s Retirement Plan Committee which plans, administers, and negotiates rights and benefits for participants in the Plan. Fidelity Management Trust Company is the Plan’s Trustee for 2004, and Mellon Financial Corporation was the Plan’s Trustee for 2003. The custodian of the Plan, responsible for administration, is Fidelity Investment Services in 2004, and it was Cigna/Prudential Retirement and Investment Services in 2003.

Eligibility

An employee is eligible to participate in the Plan after three months of service (after one year of service for employees under the collective bargaining agreement). There were 4,322 participants in the Plan as of December 31, 2004.

Participant Accounts

The Plan requires that a separate record or account be maintained for each employee in the Plan. Participants’ and Employers’ contributions are credited directly to the corresponding individual account. Each participant elects the investments that comprise his/her individual account. Investment earnings and losses are also allocated into these accounts based upon the participant’s investment performance.

Participant Loans

A participant may borrow from his or her account provided that the participant executes a promissory note in the amount of the loan which indicates the repayment period and rate of interest. The minimum loan is $1,000, and the aggregate amount of outstanding loans to a given participant may not exceed 50% of the participant’s total vested account balance or $50,000, whichever is lower. The rate of interest on any loan is fixed at the prevailing rate used by commercial lending institutions on the date the loan application is received. The repayment period is selected by the participant, but may not exceed the lesser of five years or the number of years remaining before the participant’s retirement, with the exception of home loans. Repayment is facilitated through payroll deductions. Loans to participants are considered assets of the Plan and are presented at cost which approximates fair value.

Participant loans that are not repaid upon employment termination shall be considered in default. Loans shall also be considered in default if any loan payment is not paid within 90 days of the payment due date.

Loans in default - loans that did not result in any renegotiation of loan terms or resumption of repayment represent loans in default totaling $240,588 for the year ended December 31, 2004, and $149,995 for the year ended December 31, 2003, and are included as distributions on the Statements of Changes in Net Assets Available for Benefits; and as such, are not included as loans receivable from participants on the Statements of Net Assets Available for Benefits or on the Schedule of Assets Held at December 31, 2004.

Payment of Benefits

Upon termination of service, a participant may elect to receive a lump-sum amount equal to the value of his or her account, including employer contributions, or an annuity payment option, or delay withdrawal until a future date. Withdrawals are recorded when paid.

Administrative Expenses

Except for a $25 annual service charge assessed to each participant who remains in the Plan but has terminated their employment with the Company, Fidelity does not impose a per-participant fee to cover the costs of recordkeeping and participant service center support. These fees have been factored into the overall asset charges which are automatically deducted from the rates of return of the various Fidelity funds including the Fidelity Stable Value fund, the five Fidelity (FID) Freedom Funds, the Fidelity Actively Managed Fund, and the Fidelity Stock Market Fund.

Fidelity does not impose a separate asset charge for the non-Fidelity managed funds that include the American FDS Growth Fund AMER, the FID Small Cap Stock Growth Fund, the H & W Mid Cap Value Fund, the American FDS Growth Fund AMI Fund, the ABF Small Cap Value PA, the FID Diversified International, and Brokerage Link. Asset charges for these funds are already factored into the rates of return for such funds by each fund manager.

Tax Status

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated January 8, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Company believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision for income taxes has been recorded in the Plan’s financial statements.

Contributions

The Plan permits tax-deferred contributions up to 30% of gross pay. The tax-deferred contribution threshold for participants under the terms of the collective bargaining agreement is 15%. The overseas participants are allowed to contribute after-tax money only.

The after-tax contribution limit is 10% with the exception of overseas participants for which the limit is 20%. However, total contributions (tax-deferred plus after-tax contributions) cannot exceed 30% of gross pay (18% for participants under the collective bargaining agreement).

The Company, with the exception of employees at Goddard Space Flight Center, ManTech Aegis Research Corporation (Aegis), ManTech Security Technology, ManTech Advanced Systems, and ManTech Command Control Systems, matches a Plan-defined percentage of employee contributions up to 4% of the participant’s base compensation. Goddard Space Flight Center matches a Plan-defined percentage of employee contributions up to 8% of the participant’s base compensation under a collective bargaining agreement. ManTech Aegis Research Corporation (Aegis), ManTech Security Technology, ManTech Advanced Systems, and ManTech Command Control Systems, match a Plan-defined percentage of employee contributions up to 75% of the participant’s first $4,000 contributions. As disclosed in Note 3, Aegis was one of the acquired subsidiaries.

Participants are fully vested in all contributions made to their accounts.

Plan Termination

The Company expects to continue to sponsor the Plan indefinitely and to continue to match contributions. However, the Company has the right to terminate the Plan at any time upon written notice to the Committee and Fidelity. In the event of plan termination, participants are 100% vested in their accounts.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Valuation

The Stable Value Fund is a Fidelity nonpooled General Account product. The Stable Value fund is valued at $1 per share. There are no restrictions on Participant withdrawals from the fund. Quarterly rate resets are done to the Actively Managed assets. Such resets take into account the yield, duration and market value and book value of the portfolio.

The assets held in the Plan’s other investment options are in pooled separate accounts. These funds are either securities of retail funds held in separate accounts or are Fidelity funds (managed directly by Fidelity, or sub-advised managers selected by Fidelity) also held in separate accounts. These funds are stated at their respective closing fair market value (as of the end of the business day) as determined by the fund’s manager, and are net of any expenses or contract related fees.

The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amount reported in the Statements of Net Assets Available for Benefits.

NOTE 3 – CHANGES

Transferred Assets

The assets of three other retirement plans were transferred into the Plan during 2003. This was due to the merging of the retirement plans of ManTech International Corporation’s newly acquired companies. Aegis Research Corporation, which was acquired on August 5, 2002, transferred $15,780,073 (including $440,076 of loan principal) of plan assets to the Plan. CTX Corporation, which was acquired on December 31, 2002, transferred $3,160,624 of plan assets to the Plan. MSM Security Services, Inc., which was acquired in March 5, 2003, transferred $6,037,285 of plan assets to the Plan.

Transferred Assets Out of the Plan

During January, and February, 2004, due to a company reorganization, Plan assets totaling $8,572,742 were transferred out to the IDS Plan, also administered by Fidelity. IDS is one of ManTech’s subsidiaries acquired in March, 2003.

Change of Plan Administrator

In September, 2004, the Company changed plan administrators from CIGNA/Prudential to Fidelity Investments.

NOTE 4- INVESTMENTS AT FAIR VALUE

The following table represents the fair value of investments at December 31, 2004, and 2003. Investments representing 5% of the Plan’s net assets are separately identified.

	December 31, 2004		December 31, 2003
Cigna/Prudential
Guaranteed Fund	0		$56,165,105	*
Lifetime Funds	0		12,820,397	*
Stock Index Fund	0		15,753,803	*
Midsize Company Stock Growth Fund	0		5,698,122
TimesSquare Core Plus Bond Fund	0		1,512,943
Large Company Stock Growth Fund	0		18,833,293	*
Large Cap Growth Fund	0		3,072,979
Small Company Stock Growth Fund	0		7,868,889
American Century Fund	0		9,677,203	*
Large Company Stock Value Fund	0		7,667,253
Small Company Stock Value Fund	0		11,035,982	*
International Blend/Bank of Ireland	0		4,733,729
Fidelity Contrafund	0		4,822,022
American Century Equity Income	0		1,439,267
TimeSquare High Grade Bond	0		10,355,049	*
Cigna Direct	0		239,876
Fidelity
Stable Value Fund	55,978,076	*	0
FID Freedom 2040	40,388		0
FID Freedom 2035	25,824		0
FID Freedom 2030	2,664,364		0
FID Freedom 2025	259,985		0
FID Freedom 2020	3,323,383		0
FID Freedom 2015	5,962,284		0
FID Freedom 2010	2,857,098		0
FID Freedom 2005	803		0
FID Freedom 2000	1,286,962		0
FID Freedom Income	449,229		0
Spartan US Equity Index	17,666,739	*	0
American FDS Growth Fund AMI	27,569,716	*	0
FID Cap Appreciation	3,818,187		0
TRP Equity Income	7,242,087		0
FID Small Cap Stock	7,246,309		0
ABF Small Cap Value PA	13,120,475	*	0
FID Diversified International	5,736,978		0
Artisan Mid Cap Investment	6,637,900		0
Brokerage Link	308,311		0
PIMCO High Yield	2,511,145		0
FID ContraFund	5,463,466		0
H & W Mid Cap Value	4,764,569		0
West Asset Core FI	9,683,341	*	0
Fidelity Cash Reserve	37,900		0
Dodge & Cox Balanced	1,166,307		0

Total	$185,821,826		$171,695,912

*	Represents 5% or more of the Plan’s net assets at December 31, 2004, and December 31, 2003.

NOTE 5- NET APPRECIATION (DEPRECIATION) IN FAIR VALUE OF INVESTMENTS

The following table represents the net appreciation (depreciation) in the fair value of investments by significant class for the years ended December 31, 2004, and 2003.

Net appreciation (depreciation) in fair value of investments:

	Year Ended December 31, 2004	Year Ended December 31, 2003
Pooled Separate Accounts	$295,763	$20,982,442
Self Directed Funds	(13,318)	84,728
Common /Collective Trusts	305,402
Registered Investment Company	10,179,382

Total	$10,767,229	$21,067,170

* * * * *

MANTECH INTERNATIONAL CORPORATION

MANTECH INTERNATIONAL 401(K) PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i: SCHEDULE OF ASSETS

(HELD AT END OF YEAR)

DECEMBER 31, 2004

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment	Current Value (2)
Fidelity Investments (1)	Insurance Company General Account: Stable Value Fund	$55,978,076
Fidelity Investments (1)	Registered Investment Company: FID Freedom 2020	3,323,383
Fidelity Investments (1)	Registered Investment Company: FID Freedom 2030	2,664,364
Fidelity Investments (1)	Registered Investment Company: FID Freedom 2015	5,962,284
Fidelity Investments (1)	Registered Investment Company: FID Freedom 2010	2,857,098
Fidelity Investments (1)	Registered Investment Company: FID Freedom 2000	1,286,962
Fidelity Investments (1)	Registered Investment Company: Spartan US Equity Index	17,666,739
Fidelity Investments (1)	Registered Investment Company: American FDS Growth Fund AMI	27,569,716
Fidelity Investments (1)	Registered Investment Company: FID Cap Appreciation	3,818,187
Fidelity Investments (1)	Registered Investment Company: Brokerage Link (3)	308,311	(3)
Fidelity Investments (1)	Registered Investment Company: TRP Equity Income	7,242,087
Fidelity Investments (1)	Registered Investment Company: FID Small Cap Stock	7,246,309
Fidelity Investments (1)	Registered Investment Company: ABF Small Cap Value PA	13,120,475
Fidelity Investments (1)	Registered Investment Company: FID Diversified International	5,736,978
Fidelity Investments (1)	Registered Investment Company: Artisan Mid Cap Investment	6,637,900
Fidelity Investments (1)	Registered Investment Company: PIMCO High Yield	2,511,145
Fidelity Investments (1)	Registered Investment Company: FID Contrafund	5,463,466
Fidelity Investments (1)	Registered Investment Company: H & W Mid Cap Value	4,764,569
Fidelity Investments (1)	Registered Investment Company: West Asset Core FI	9,683,341
Fidelity Investments (1)	Registered Investment Company: Fidelity Cash Reserve	37,900
Fidelity Investments (1)	Registered Investment Company: FID Freedom Income	449,229
Fidelity Investments (1)	Registered Investment Company: FID Freedom 2040	40,388
Fidelity Investments (1)	Registered Investment Company: FID Freedom 2005	803
Fidelity Investments (1)	Registered Investment Company: FID Freedom 2025	259,985
Fidelity Investments (1)	Registered Investment Company: FID Freedom 2035	25,824
Fidelity Investments (1)	Registered Investment Company: Dodge & Cox Balanced	1,166,307
Loans Receivable from Participants	Fully amortizing loans bearing interest ranging from 5.0% to 12.0% and maturing at various dates through the year 2019.	3,386,578

Total Assets Held for Investment		$189,208,404

(1)	Noted as party-in-interest.
(2)	Cost information is not required for participant-directed investments and, therefore not included.
(3)	The Brokerage Link Account included $27,427 of Mantech International Corporation class A common stock as of December 31, 2004.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ManTech International 401(k) Plan

Date: June 29, 2005	/s/ Margo Mentus
Margo Mentus
Senior Vice President, Human Resources

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
23.1	Consent of Independent Registered Public Accounting Firm